UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: May 20, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Change of Chairman Announcement
99.2	List of Directors Announcement
99.3	Press Release

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT OF CHAIRMAN AND CHAIRMAN OF THE NOMINATION COMMITTEE

AND

RESIGNATION OF CHAIRMAN, CHAIRMAN OF THE NOMINATION COMMITTEE AND NON-EXECUTIVE DIRECTOR

The Board announces that with effect from 19 May 2015:

(1)           Mr. Yang Hua, an existing Non-executive Director of the Company, has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company. He has no longer served as Vice-chairman of the Board; and;

(2)          Mr. Wang Yilin has resigned as Chairman of the Board, Chairman of the Nomination Committee and Non-executive Director of the Company.

APPOINTMENT OF CHAIRMAN OF THE BOARD AND CHAIRMAN OF THE NOMINATION COMMITTEE

The board of directors of (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that with effect from 19 May 2015, Mr. Yang Hua (“Mr. Yang”), an existing Non-executive Director of the Company, has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company (the “Nomination Committee”). Mr. Yang has no longer served as Vice-chairman of the Board with effect from 19 May 2015.

Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also served as Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited, Chairman and Director of CNOOC Southeast Asia Limited and Chairman and Director of CNOOC Deepwater Development Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non- Executive Director of the Company with effect from 23 November 2011. Mr. Yang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015.

As at the date of this announcement and save as disclosed above, Mr. Yang has not held any directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Saved as disclosed above, Mr. Yang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

The Company and Mr. Yang have entered into a new service agreement on 19 May 2015. Under the service agreement, Mr. Yang’s annual emoluments are HK$1,060,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Yang was determined by the Board with reference to the perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

RESIGNATION OF CHAIRMAN OF THE BOARD, CHAIRMAN OF THE NOMINATION COMMITTEE AND NON-EXECUTIVE DIRECTOR

The Board announces that with effect from 19 May 2015, Mr. Wang Yilin (“Mr. Wang”) has resigned from his positions as Chairman of the Board, Chairman of the Nomination Committee and Non-executive Director of the Company due to his other business engagements.

Mr. Wang confirmed that he has no disagreement with the Board in any respect and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its appreciation and gratitude to Mr. Wang for his contribution and services to the Company and to warmly welcome Mr. Yang on his appointment.

SUPPLEMENTAL INFORMATION REGARDING BIOGRAPHICAL DETAILS OF MR. YANG HUA IN THE EXPLANATORY STATEMENT FOR THE ANNUAL GENERAL MEETING

Immediately after the effective appointment of Mr. Yang as Chairman of the Board and Chairman of the Nomination Committee of the Company, his director’s annual emolument would be adjusted to HK$1,060,000 from HK$950,000 (before deduction of Hong Kong tax).  Shareholders are asked to construe the biographical details of Mr. Yang as set out in the Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors published by the Company on 9 April 2015 accordingly when considering the re-election of Mr. Yang as a Non-executive Director of the Company.

By Order of the Board
CNOOC Limited
Zhong Hua

Joint Company Secretary

Hong Kong, 19 May 2015

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Yang Hua (Chairman) Lv Bo Wang Jiaxiang

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of CNOOC Limited and their respective role and function in the Board and the Board committees are set out below:

Board Committee Directors	Audit Committee	Nomination Committee	Remuneration Committee

Executive Directors
Li Fanrong (CEO & President)	-	-	-
Wu Guangqi (Compliance Officer)	-	-	-
Non-executive Directors
Yang Hua (Chairman)	-	C	-
Lv Bo	-	-	M
Wang Jiaxiang	-	-	-
Independent Non-executive Directors
Chiu Sung Hong	M	-	C
Lawrence J. Lau	M	M	-
Tse Hau Yin, Aloysius	C	-	M
Kevin G. Lynch	-	M	-

Notes:
C Chairman of Board committee

M Member of Board committee

By Order of the Board
CNOOC Limited
Zhong Hua

Joint Company Secretary

Hong Kong, 19 May 2015

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Yang Hua (Chairman) Lv Bo Wang Jiaxiang

Exhibit 99.3

For Immediate Release

CNOOC Limited Announces Yang Hua as Chairman

(Hong Kong, May 19, 2015) - The Board of Directors ("the Board") of CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced today that Mr. Wang Yilin has resigned from his positions as Chairman of the Board, Chairman of the Nomination Committee and Non-executive Director of the Company. Mr. Yang Hua, an existing Non-executive Director of the Company, has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company. In addition, Mr. Yang has no longer served as Vice-chairman of the Board. The aforementioned changes become effective from today.

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also served as Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited, Chairman and Director of CNOOC Southeast Asia Limited and Chairman and Director of CNOOC Deepwater Development Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non- Executive Director of the Company with effect from 23 November 2011. Mr. Yang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on 22 April 2015.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang

Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990

E-mail: cathy.zhang@hkstrategies.com